VINE ENERGY INC.

5800 Granite Parkway, Suite 550

Plano, Texas 75024

March 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vine Energy Inc.

Registration Statement on Form S-1

File No. 333-253366

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vine Energy Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 17, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew Pacey or Michael Rigdon of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786 or (713) 836-3647, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Eric D. Marsh
Eric D. Marsh
President, Chief Executive Officer and Chairman of the Board